                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  PARAVANT INC.
                       (Name of Subject Company (issuer))

                            PRINCE MERGER CORPORATION
                             DRS TECHNOLOGIES, INC.
                       (Name of Filing Person (offerors))

                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
                        (Titles of Classes of Securities)

                                   69937610 9
                    (CUSIP Numbers of Classes of Securities)

                                  NINA L. DUNN
                             DRS TECHNOLOGIES, INC.
                                  5 SYLVAN WAY
                              PARSIPPANY, NJ 07054
                                 (973) 898-1500

                     (Name, address and telephone number of
                    person authorized to receive notices and
                 communications on behalf of the filing person)

                                    Copy to:
                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000
                            CALCULATION OF FILING FEE


 ====================================== ========================================
              Transaction Valuation         Amount of Filing Fee

                 Not Applicable               Not Applicable
 ====================================== ========================================


|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:            Filing Party:
         Form or Registration No.:          Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|      third-party tender offer subject to Rule 14d-1.
|_|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

The following press release was issued by DRS Technologies on October 24, 2002.

[LOGO]

NEWS RELEASE

For information contact:                                  DRS Technologies, Inc.
Patricia M. Williamson                                    Corporate Headquarters
DRS Technologies, Inc.                                              5 Sylvan Way
(973) 898-1500                                              Parsippany, NJ 07054
                                                                    973.898.1500
                                                                        #50 FY03
FOR IMMEDIATE RELEASE
Thursday, October 24, 2002

DRS TECHNOLOGIES TO ACQUIRE PARAVANT

PARSIPPANY, N.J., October 24 -- DRS Technologies, Inc. (NYSE: DRS) announced today that it has signed a definitive merger agreement to acquire Paravant, Inc. (Nasdaq: PVAT), pursuant to which DRS, through a wholly-owned subsidiary, will offer to purchase all of the outstanding common shares of Paravant at a price of $4.75 per share in a cash tender offer. Total consideration for the transaction is approximately $92 million. DRS also will assume approximately $13 million in debt.

The boards of directors of both companies have unanimously approved the transaction. Certain shareholders owning approximately 22 percent of the outstanding common stock of Paravant have agreed to tender their shares in the offer. The offer is expected to commence within the next 7 days and is expected to close during DRS's fiscal third quarter. The offer is subject to customary regulatory approvals and other closing conditions, including a majority of the fully diluted shares being deposited for tender. The acquisition is expected to add approximately $80 million in sales in its first full year of operation with DRS and immediate earnings accretion.

Paravant is a leading designer and manufacturer of highly engineered, technically advanced, defense electronics for U.S. and allied international military and intelligence agency applications. Headquartered in Morristown, New Jersey, it manufactures rugged computer systems and communications interfaces serving military Command, Control, Communications, Computer, Intelligence and Surveillance (C4ISR) initiatives. Paravant also produces high-speed processing equipment for the intelligence community and offers modernization design and installation services for select rotary- and fixed-wing military aircraft.
"The acquisition of Paravant is highly compatible with our goals to expand our core rugged systems business base, as well as increase our presence in Air Force and intelligence agency programs," said Mark S. Newman, DRS Technologies' chairman,

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president and chief executive officer. - more - William R. Craven, president and chief executive officer of Paravant, added, "Joining DRS will provide the organizational strength and resources to build critical mass, increasing our ability to successfully implement our growth plans."
Bear, Stearns & Co., Inc. is serving as financial advisor to DRS on the acquisition.

         This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Paravant, Inc. At the commencement of the tender offer, the tender offer statement will be filed by DRS Technologies and its wholly-owned subsidiary with the Securities and Exchange Commission (SEC) on Schedule TO, and the solicitation/recommendation statement will be filed by Paravant with the SEC on
Schedule 14D-9. Investors and security holders are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender their shares, as well as on the process for tendering shares. When available, investors and security holders may obtain these and other documents filed by DRS Technologies and Paravant free of charge from either company or from the SEC's web site at http://www.sec.gov.

DRS Technologies provides leading edge products and services to government and commercial customers worldwide. Focused on defense electronics, the company develops and manufactures a broad range of mission critical systems and components in the areas of communications, combat systems, rugged computers, electro-optics, power conversion, data storage, digital imaging, flight safety and space.

For more information about DRS Technologies, please visit the company's web site at www.drs.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THE FORWARD-LOOKING STATEMENTS SET FORTH ABOVE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY SUCH STATEMENT, AND INCLUDE, WITHOUT LIMITATION, DEMAND AND COMPETITION FOR THE COMPANY'S PRODUCTS AND OTHER RISKS OR UNCERTAINTIES DETAILED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS.

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